EXHIBIT 1
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                                  ANNOUNCEMENT


                              WPP GROUP PLC ("WPP")

On 31 August 2004 WPP received the following notification pursuant to sections 198-202 of the Companies Act 1985 from Barclays PLC.

Barclays PLC, through various legal entities, has increased its notifiable interest to 3.02% of WPP's issued share capital, representing 35,567,983 WPP Ordinary Shares.

31 August 2004


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